~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

April 22, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N. W.

Washington, D. C. 20549

Mail Stop 4-6

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.

Form SB–2 filed March 21, 2005

Registration No. 333-123465

We provide the following responses to your letter dated April 14, 2005:

Cover Page

1.

Disclose that the $0.10 per share initial price for Palomine’s shares was based upon recent Regulation S sales.

We have disclosed on our cover page that the $0.10 initial price was based upon recent Regulation S sales.

2.

Disclose the status of Palomine’s application to be listed on the OTC Bulletin Board. Please disclose whether an application has been filed.  Supplementally advise as to the status of any discussions with prospective market makers.

We have clarified that we have not filed an application to have our shares quoted on the OTC Bulletin Board.  We intend to apply to have our shares quoted following the effective date of our registration statement.   We have not contacted any market makers in this regard.

Risk Factors

3.

Please provide us with a copy of your business plan as referenced in your first risk factor.

We do not have a formal, written business plan.  By “business plan”, we were referring to our plan of operations.  We have removed the words “business plan” from our disclosure and replaced them with “plan of operations”.

4.

Clarify that Palomine is contractually obligated to spend $60,000 on development of the Gab property in 2005 and another $100,000 in 2006 and if not, Palomine will lose its rights to that property.

We have added the following disclosure:

“We are contractually obligated to incur at least $10,000 in exploration expenditures on the Gab property by June 1, 2005, an additional $50,000 by December 31, 2005 and an additional $100,000 by December 31, 2006 or we will lose our rights to the property.”

5.

Add a risk factor addressing the risks and costs associated with becoming a publicly reporting company.

We have added a risk factor relating to reporting company costs and obligations.

Determination of Offering Price

6.

Here, or elsewhere as appropriate, please explain how the purchase price in the Reg S offerings could go from $.001 per share to $.10 within a four-week period in October 2004.

We have added the following disclosure:

During October 2004, we completed three separate offerings at $0.001, $0.01 and $0.10 respectively.  The purchase price for our common stock increased from $0.001 to $0.10 in mid-October due to our management’s decision to investigate and acquire a mineral property asset.  The purchase price increased from $0.01 in $0.10 at the end of October reflecting our acquisition of an interest in the Gab property.

Selling Security Holders

7.

Please specify the prices paid for the shares sold in the three placements in October 2004. Advise how these Regulation S purchasers were identified to Palomine.

We have specified the prices paid in each of the three offerings.  We have also disclosed that the purchasers were close friends or business associates of the directors.

Plan of Distribution

8.

Please disclose whether you must comply with any state securities laws for this offering.

We have added the following disclosure under a subsection entitled “Blue Sky Laws”:

“Blue Sky” refers to state laws that regulate the offer and sale of securities, as well as registration and reporting requirements.  These laws vary from state to state.  Before a security may be sold in a state, there must be a registration in place to cover the transaction, or an available exemption from registration.

We have not taken any steps to ensure that the selling shareholders may resell their shares in any particular state.  Each selling shareholder shall be responsible for determining whether a resale of the shares is exempt from state securities registration requirements or for any filing or disclosure requirements.  Selling shareholders may also sell their shares in foreign jurisdictions provided that they comply with securities laws of the jurisdiction in question.

Management

9.

We note that Mr. Larabie will spend approximately 20% of his time with Palomine. Please explain how this percentage was chosen and whether it is contemplated that Palomine will have any business relationships with Mr. Larabie's other business interests.

The 20% figure was chosen based upon Mr. Larabie’s estimate of the number of hours that he will devote to our business as a percentage of the average total number of hours that he spends on business matters each week.  We will not have any business relationships with Mr. Larabie’s other business interests.

Description of Business

Organization Within Last Five Years

10.

Please explain how Messrs. Larabie and Brown determined to acquire an option to purchase an 80% right in the Gab property from Mr. Braden.

We have disclosed that the terms of this agreement, including the percentage of the property under option, were determined by negotiation between our directors and the owner of the property, Mr. Braden.

Mineralization

11.

Disclose the basis for your claim that the Gab property contains a gold-bearing vein.

We have disclosed the following:

Through prior exploration that is detailed in Mr. Glen Macdonald’s geological report on the Gab property, the vein has been traced along the surface rock.  Rock samples from the vein have contained anomalous amounts of gold.

Employees

12.

Please clarify your statement that you have "no employees", since Mr. Larabie is an employee.

Our disclosure indicates that we have no employees other than our two directors.   Mr. Larabie is one of our directors.

Plan of Business

13.

Your figures do not appear to agree with Palomine's contractual obligations in order to retain its interest in the Gab Claim Mineral Property. Please see your disclosure under "Gab Claim Mineral Property Option Agreement", which shows that Palomine is obligated to invest $60,000 in the claim in 2005 and another $100,000 in 2006. Please also see Section 4.1 of Exhibit 10.1, the Mineral Property Option Agreement dated October 28, 2004. Revise or advise as appropriate.

We have revised our plan of operations to reflect our obligations under the option agreement.

14.

Discuss how you intend to finance Palomine's operations in its first twelve months after file effectiveness of this registration statement.

We have provided the following disclosure regarding future financing:

We will require additional funding in order to cover all of our anticipated administrative expenses, to proceed with additional recommended exploration work on the property and to finance our operations in the first twelve months following the effectiveness of our registration statement.  We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the second phase of the exploration program.  We believe that debt financing will not be an alternative for funding the complete exploration program.  We do not have any arrangements in place for any future equity financing.

Executive Compensation

15.

Clarify in your disclosure that January 31 is your fiscal year end. Please disclose whether Messrs. Larabie and Brown intend to receive compensation for their services in the future and, if so, at what rate and in what form.

We have clarified that January 31 is our fiscal year end.  We have also disclosed that Messrs. Larabie and Brown do not intend to receive compensation for their services in the future.

Certain Relationships and Related Transactions

16.

We note that the address for the Company's executive offices is the same as that for Mr. Larabie. Revise to provide relevant disclosure in the registration statement regarding lease arrangements. Indicate whether there facilities are being provided at no charge or if there are to be any future payments for same. If so, you should also disclose in the notes to the financial statements as a related party disclosure. Refer to item 102 of Regulation S-B.

We have indicated that Mr. Larabie provides office facilities to us at no charge and have included this as related party disclosure in Note 6 to our financial statements.

17.

We note from your Risk Factor regarding your President's other business interests that he will spend only approximately 20% of his time on Palomine's business. Please disclose what procedures are in place to assure that Palomine's interests will be protected and any transactions involving Mr. Larabie's other businesses will be on terms at least equal to an unrelated third party transaction.

We have disclosed the following:

“In order to ensure that our interests are protected in any transactions with our officers or their other business interests, our bylaws provide that each officer who holds another office or possesses property that may lead to a conflict of interest shall, in writing, disclose the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest.”

Financial Statements

18.

Include a currently dated consent of the independent accountants in any amendment to this registration statement.

We have included a currently dated consent of the independent accountants with our amended registration statement.

19.

You should be aware that the financial statements must be updated after June 14, 2005. Refer to Item 310(g) of Regulation S-B.

We intend to update our financial statements as required by Item 310(g) of Regulation S-B.

Part II

Exhibit 23

20.

Please revise this exhibit to include the address and telephone number of Glen Macdonald. Please supplementally confirm, if true, that Mr. MacDonald's interest in Palomine and in the Gab site, other than his fee for the assessment discussed in your "Description of Business" section, is less than $50,000.

We have filed a revised consent from Mr. Macdonald that includes his address and telephone number.  We confirm that Mr. Macdonald’s interest in our company and in the Gab property is less than $50,000.

21.

Please also furnish a copy of Mr. MacDonald's assessment report as supplemental information.

We enclose a copy of Mr. Macdonald’s assessment report.

Yours truly,

/s/

EUGENE N. LARABIE

Eugene N. Larabie

President

Palomine Mining Inc.